UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

$7,999,500 Accelerated Return Notes® Linked to a Basket of THREE FINANCIAL Sector Stocks due May 26, 2017

$11,251,530 AUTOCALLABLE MARKET-LINKED STEP UP NOTES LINKED TO THE EURO STOXX 50® Index DUE March 28, 2019

$26,487,760 STEP Income Securities® due April 17, 2017, Linked to the Common Stock of MICROSOFT CORPORATION

$10,115,140 Accelerated Return Notes® Linked to the nasdaq biotechnology® INDEX due May 26, 2017

$8,095,000 Accelerated Return Notes® Linked to the JPX-NIKKEI INDEX 400 due May 26, 2017

$1,877,000 Autocallable Notes due March 28, 2019 Linked to the Least Performing Reference asset of four common stocks

$911,000 Buffered Digital Notes due September 28, 2018 Linked to the Performance of the Russell 2000® INDEX

$1,057,000 Buffered Digital Notes due September 30, 2019 Linked to the Performance of the S&P 500® INDEX

$1,571,000 Buffered Supertrack Notes due March 31, 2021 Linked to the Performance of the Dow Jones Industrial Average

$438,000 Callable yield Notes due March 31, 2017 Linked to the lesser Performing Index of the Russell 2000® INDEX and the S&P 500® INDEX

$163,000 Dual Directional Notes due March 29, 2018 Linked to the lesser Performing Index of the S&P 500® INDEX and the Russell 2000® INDEX

$2,362,000 Phoenix Autocallable Notes due April 1, 2026 Linked to the lesser Performing Index of the Russell 2000® INDEX and the S&P 500® INDEX

$1,572,000 Phoenix Autocallable Notes due March 31, 2023 Linked to the lesser Performing Index of the Russell 2000® INDEX and the S&P 500® INDEX

$9,388,000 Callable contingent coupon Notes due March 28, 2019 Linked to the least Performing Index of the S&P 500® INDEX, the Russell 2000® INDEX and The EURO STOXX 50® INDEX

$3,207,000 Callable contingent coupon Notes due March 29, 2023 Linked to the Lesser Performing Index of the Russell 2000® INDEX and The EURO STOXX 50® INDEX

$2,357,000 Phoenix Autocallable Notes due March 31, 2026 Linked to the lesser Performing Index of the Russell 2000® INDEX and the S&P 500® INDEX

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 31, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

3